

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
350 North Orleans Street, 1st Floor
Chicago, Illinois 60654

Re: Merge Healthcare Incorporated
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 14, 2014
    Form 10-Q for the Quarterly Period Ended September 30, 2014
    Filed October 29, 2014
    Form 8-K Furnished on October 29, 2014, July 30, 2014, April 30, 2014 and
    February 20, 2014
    File No. 001-33006

Dear Mr. Dearborn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note (2) Accounts Receivable, page 50

1.   We note that you recorded a $12.1 million charge primarily due to uncollectible billings from customer contracts obtained through acquisitions and of this charge $7.9 million related to a change in estimate. Please describe, in greater detail, the nature of the charge and the circumstances that that led to the change in estimate. As part of your response,

tell us when the related acquisitions occurred and how the collectability of the billings was considered at the time of the acquisitions.

Controls and Procedures, page 69

2.   We note that you have concluded that your disclosure controls and procedures were effective at December 31, 2013 and that you enhanced the control environment in the Merge DNA segment surrounding contract completeness during the quarter. Please address the following:

- Tell us how you concluded that you did not have a material weakness at December 31, 2013 related to the misstatement of your backlog disclosures. In this regard, we note that you did not discover the misstatement of backlog until January 2014.

- Tell us specifically when the changes to your internal control environment were made during the quarter and how you considered this timing in evaluating the effectiveness of your disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Condensed Consolidated Financial Statements

Note (6) Debt, page 8

3.   Your disclosure indicates that you are accounting for the April 2014 Term Loan in part as a debt extinguishment and in part as a modification. Please tell us the information considered when determining your accounting and refer to the specific authoritative guidance considered in your analysis. As part of your response, please tell us how you considered the fact that the lenders in the Term Loan issued in April 2013 are different from the lenders for the April 2014 Term Loan when accounting for this in part as a modification.

Forms 8-K Furnished on October 29, 2014, July 30, 2014, April 30, 2014 and February 20, 2014

4.   Please revise your disclosures in future filings to eliminate all references to "pro forma". The information you have presented throughout the earnings release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

5.   We note your disclosure of pro forma net sales and pro forma operating group results. Please tell us how you considered Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation from GAAP to non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Patrick Gilmore
Accounting Branch Chief